SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.° 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON AUGUST 6, 2008

Date, Time and Place: Held on August 6, 2008, at 3:00 p.m., at Rua Gomes de Carvalho, n° 1.629, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A., Vila Olímpia, in the Capital of the State of São Paulo (“Company”). Attendance: all the members of the Company’s Board of Directors. Presiding Board: Constantino de Oliveira Jr. – as Chairman of the meeting; Henrique Constantino – to be the Secretary. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda: Resolve on: (I) reelection of the members of the Committees of the Board of Directors; (II) presentation of the Committees of the Company; (III) approval of the Financial Statements for the 2nd quarter of 2008; (IV) granting of guaranty by the Company; and (V) review of the quarterly dividends policy of the Company. Resolutions taken: After necessary clarifications, the following were approved by unanimous vote: (I) reelection of the members of the Committees of the Board of Directors for a new term of office of one (1) year, counted as from this date, namely: (a) for the Audit Committee, Messrs. (i) Álvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of Foreigner’s Identity Card R.N.E W 401.505 -E and enrolled with the C.P.F. under number 249.630.118 -91, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, n° 1.726, conjunto 71, 7° andar, CEP 04543-000; (ii) Antônio Kandir, Brazilian, divorced, engineer, bearer of Identity Card R.G. n° 4.866.700 -6 SSP/SP and enrolled with the C.P.F. under number 146.229.631 -91, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Antonio José de Almeida, n° 135, Granja Julieta, CEP 04720-060; and (iii) Luiz Kaufmann, Brazilian, engineer, married, bearer of Identity Card R.G. n° 7.162.266 -SSP/SP and enrolled with the C.P.F. under number 362.006.990 -72, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Funchal, 263, cj. 44, Vila Olímpia, CEP 04551-904; (b) for the Corporate Governance and Appointment Committee, Messrs. (i) Charles Barnsley Holland, naturalized Brazilian, married, auditor, resident and domiciled at Rua Miranda Montenegro, 144, in the City of São Paulo, State of São Paulo, bearer of Identity Card R.G. n° 12.782.315 -SSP/SP and enrolled with the C.P.F. under number. 379.343.258 -00; (ii) Paulo César Aragão, Brazilian, divorced, lawyer, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitscheck, 50, 4°. andar, bearer of OAB/RJ n°. 21.560 and enrolled with the C.P.F. under number. 174.204.407 -78; and (iii) Betania Tanure de Barros, Brazilian, married, psychologist, bearer of Identity Card R.G. n° M-1.072.104 and enrolled with the C.P.F. under number 385.001.086 -49, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, Avenida Princesa Diana, n.° 760, Alphaville, Nova Lima; (c) for the People’s Management Policies Committee, Messrs. (i) Henrique Constantino, Brazilian, married, trader, bearer of Identity Card R.G. n° 1.022.856 SEP/DF, enrolled with the C.P.F. under number 443.609.911 -34, domiciled in the City of São Paulo, at Rua Gomes de Carvalho, n° 1.629, Vila Olímpia; (ii) Marco Antonio Piller, Brazilian, married, business manager, bearer of Identity Card R.G. n° 3.052.978 -5 SSP/SP, enrolled with the C.P.F. under number 054.341.308 -04, domiciled in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, n° 1.629, Vila Olímpia; and (iii) Marcos Roberto Morales, Brazilian, married, consultant, bearer of Identity Card R.G. n° 16.369.520 -9, enrolled with the C.P.F. under number 068.618.238 -30, resident and domiciled in the City of São Paulo, State of São Paulo, Rua Arizona, n.° 1349 – 13° floor, Brooklin; (d) for the Risk Policies Committee,

2

Messrs. (i) Henrique Constantino, as above identified; (ii) Richard Freeman Lark Jr., naturalized Brazilian, single, manager, bearer of Identity Card R.G. n° 50.440.294 -8-SSP/SP, enrolled with the C.P.F. under number 214.996.428 -73, domiciled in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, n° 1.629, Vila Olímpia, and (iii) Barry Siler, specialist in hedge techniques related to oil and fuels, North-American, married, consultant, bearer of passport n° 134943540, domiciled in the United States of America, in Spring, Texas, with offices at 1511 Redstone Manor Drive, Suite 100, 77379-7404; and (e) for the Financial Policy Committee, Messrs. (i) Henrique Constantino; (ii) Richard Freeman Lark Jr., both of them as above identified, and (iii) Mrs. Anna Cecília Bettencourt Cochrane, Brazilian, married, business manager, resident and domiciled in the city of São Paulo, with business address at Rua Gomes de Caravalho, n° 1629. (II) the Committees of the Company, Audit Committee, Corporate Governance and Appointment Committee, Risk Policies Committee, Financial Policy Committee and People’s Management Committee have presented, each, the activities carried out up to this date, as well as the projects to be implemented in the second semester of 2008; (III) the financial statements for the second quarter of 2008 were presented and the Audit Committee recommended their approval by the Board of Directors, which did so by unanimous vote. Accordingly, a copy of the referred financial statements, duly approved and initialed by the Presiding Board, will be filed with the head-office of the Company and will be disclosed within the term provided by law; (IV) the granting of guaranty by the Company, in order to guarantee the performance of the obligations of VRG Linhas Aéreas S.A.: (a) in the Loan Agreement to be entered into with Banco Bradesco; (b) in the Lease Agreements for the following Boeing aircraft: (i) model B737-700, MSN 28499, to be entered into with AWMS I, a Delaware Statutory Trust; (ii) modelo B737-700, MSN 28500, to be entered into with AWMS I, a Delaware Statutory Trust; (iii) model B737-700, MSN 30050, to be entered into with Genesis Funding Norway 1 AS; (iv) model B737-800, MSN 35066, to be entered into with Wells Fargo Bank Northwest, N.A.; (v) model B737-800, MSN 34276, to be entered into with Wells Fargo Bank Northwest, N.A.; (vi) model B737-700, MSN 29905, to be entered into with Genesis Funding Norway 1 AS; (vii) model B737-700, MSN 30739, to be entered into with Gecas Sverige Aircraft Leasing Worldwide AB; (viii) model B737-700, MSN 30738, to be entered into with Gecas Sverige Aircraft Leasing Worldwide AB; (V) following the recommendation of the Financial Policy Committee of the Company, under the terms of the minutes of the Meeting of said Committee, dated July 22, 2008, to suspend during 2008 the quarterly Dividend Distribution Policy in the amount of eighteen cents of real (R$ 0.18) per share, per quarter, for both common and preferred shares of the Company, pursuant to the Policy approved at a Meeting of the Board of Directors dated January 28, 2008. The justification for the referred suspension is that continuing with the quarterly fixed Dividend Distribution Policy, as above mentioned, is not compatible with the expected results for the second quarter of 2008. Regardless of this resolution, the payment to the shareholders of the minimum dividend of 25% of the net profit for the year is assured and, if necessary, the Company will effect supplementary payments of dividends. Suspension of the Meeting and Drawing-up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. I hereby certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book.

São Paulo, August 6, 2008.

____________________________________	____________________________________
Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.